NEWALTA
Better ways to manage waste


06013940


SEC MAIL
RECEIVED
PROCESSING
MAY 30 2006
WASH, D.C.
213
SECTION

May 23, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated May 15, 2006; and

2. Report on Voting Results.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Took Whiteley
General Counsel

TBW/vz
Encl.

dw 6/2

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA



NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces May Distribution

CALGARY, Alberta, Canada, May 15, 2006 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of May 2006, payable on June 15, 2006, to all unitholders of record on May 31, 2006. The ex-distribution date is May 29, 2006.

Based on the May 15, 2006 closing price of $32.00 per trust unit, the May distribution represents an annualized cash-on-cash yield of approximately 6.9%.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

\- 30 -

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA INCOME FUND

Annual and Special Meeting of the Unitholders

May 18, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

	General Business	**Outcome of Vote**
1.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Newalta Income Fund to hold office until the next annual meeting.	Carried
2.	The election of the following nominees as trustees of Newalta Income Fund for the ensuing year or until their successors are elected or appointed: Alan P. Cadotte Robert M. MacDonald R. Vance Milligan Felix Pardo R.H. (Dick) Pinder Gordon E. Pridham Clayton H. Riddell Ronald L. Sifton Barry D. Stewart	Carried
3.	The approval of the 2006 Trust Unit Rights Incentive Plan.	Carried
4.	The approval of the replacement of trust units which have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan since the date of implementation of such plan.	Carried
5.	The approval and ratification of the granting of certain rights under the Trust Unit Rights Incentive Plan.	Carried
6.	The approval of the internal reorganization of Newalta Income Fund and its subsidiaries and certain consequential amendments to the Deed of Trust.	Carried